Cameco Corporation

2014 consolidated financial statements

February 5, 2015

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2014.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 5, 2015	February 5, 2015

Independent auditors’ report

To the Shareholders and Board of Directors of Cameco Corporation:

We have audited the accompanying consolidated financial statements of Cameco Corporation, which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of earnings, statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cameco Corporation as at December 31, 2014 and December 31, 2013 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Original signed by KPMG LLP

Chartered Accountants

February 5, 2015

Saskatoon, Canada

Consolidated statements of earnings

For the years ended December 31			(Revised - note 6)
($Cdn thousands, except per share amounts)	Note	2014	2013
Revenue from products and services		$2,397,532	$2,438,723
Cost of products and services sold		1,420,768	1,549,238
Depreciation and amortization		338,983	282,756

Cost of sales		1,759,751	1,831,994

Gross profit		637,781	606,729
Administration		176,385	184,976
Impairment charges	10, 12, 13	326,693	70,159
Exploration		46,565	72,833
Research and development		5,044	7,302
Loss on disposal of assets	10	44,762	6,766

Earnings from operations		38,332	264,693
Finance costs	21	(77,122)	(62,121)
Losses on derivatives	28	(121,160)	(61,970)
Finance income		7,402	6,967
Share of loss from equity-accounted investees	13	(17,141)	(14,107)
Other income (expense)	22	50,591	(18,326)

Earnings (loss) before income taxes		(119,098)	115,136
Income tax recovery	23	(175,268)	(117,230)

Net earnings from continuing operations		56,170	232,366
Net earnings from discontinued operation	6	127,243	85,321

Net earnings		$183,413	$317,687

Net earnings (loss) attributable to:
Equity holders		$185,234	$318,495
Non-controlling interest		(1,821)	(808)

Net earnings		$183,413	$317,687

Earnings per common share attributable to equity holders
Continuing operations		0.15	0.59
Discontinued operation		0.32	0.22

Total basic earnings per share	24	$0.47	$0.81

Continuing operations		0.15	0.59
Discontinued operation		0.32	0.22

Total diluted earnings per share	24	$0.47	$0.81

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31			(Revised - note 6)
($Cdn thousands)	Note	2014	2013
Net earnings		$183,413	$317,687
Other comprehensive income (loss), net of taxes	23
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability		(7,952)	1,870
Remeasurements of defined benefit liability—discontinued operation		—	239,915
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		58,890	(10,792)
Gains on derivatives designated as cash flow hedges—discontinued operation		—	190
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation		(300)	(3,982)
Unrealized gains (losses) on available-for-sale assets		(613)	28
Losses on available-for-sale assets transferred to net earnings		2	—

Other comprehensive income, net of taxes		50,027	227,229

Total comprehensive income		$233,440	$544,916

Comprehensive income from continuing operations		$106,497	$223,472
Comprehensive income from discontinued operation		126,943	321,444

Total comprehensive income		$233,440	$544,916

Other comprehensive income attributable to:
Equity holders		$49,969	$227,157
Non-controlling interest		58	72

Other comprehensive income for the period		$50,027	$227,229

Total comprehensive income (loss) attributable to:
Equity holders		$235,203	$545,652
Non-controlling interest		(1,763)	(736)

Total comprehensive income for the period		$233,440	$544,916

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

As at December 31	Note	2014	2013
($Cdn thousands)
Assets
Current assets
Cash and cash equivalents		$566,583	$229,135
Accounts receivable	8	455,002	431,375
Current tax assets		3,096	2,598
Inventories	9	902,278	913,315
Supplies and prepaid expenses		130,406	177,632
Current portion of long-term receivables, investments and other	12	10,341	3,775

Total current assets		2,067,706	1,757,830

Property, plant and equipment	10	5,291,021	5,040,993
Goodwill and intangible assets	11	201,102	194,031
Long-term receivables, investments and other	12	423,280	287,548
Investments in equity-accounted investees	13	3,230	492,712
Deferred tax assets	23	486,328	266,203

Total non-current assets		6,404,961	6,281,487

Total assets		$8,472,667	$8,039,317

Liabilities and shareholders’ equity
Current liabilities
Bank overdraft	15	$—	$41,226
Accounts payable and accrued liabilities	14	316,258	437,941
Current tax liabilities		51,719	54,708
Short-term debt	15	—	50,230
Dividends payable		39,579	39,548
Current portion of other liabilities	17	87,883	60,685
Current portion of provisions	18	20,375	20,213

Total current liabilities		515,814	704,551

Long-term debt	16	1,491,198	1,293,383
Other liabilities	17	172,034	79,380
Provisions	18	825,935	570,700
Deferred tax liabilities	23	23,882	41,909

Total non-current liabilities		2,513,049	1,985,372

Shareholders’ equity
Share capital		1,862,646	1,854,671
Contributed surplus		196,815	186,382
Retained earnings		3,333,099	3,314,049
Other components of equity		51,084	(6,837)

Total shareholders’ equity attributable to equity holders		5,443,644	5,348,265
Non-controlling interest		160	1,129

Total shareholders’ equity		5,443,804	5,349,394

Total liabilities and shareholders’ equity		$8,472,667	$8,039,317

Commitments and contingencies [notes 10,18, 23]

See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Tim S. Gitzel and John H. Clappison

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Available- for-sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2014	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394
Net earnings	—	—	185,234	—	—	—	185,234	(1,821)	183,413
Other comprehensive income	—	—	(7,952)	58,832	(300)	(611)	49,969	58	50,027

Total comprehensive income for the year	—	—	177,282	58,832	(300)	(611)	235,203	(1,763)	233,440

Share-based compensation	—	15,808	—	—	—	—	15,808	—	15,808
Share options exercised	7,975	(5,375)	—	—	—	—	2,600	—	2,600
Dividends	—	—	(158,232)	—	—	—	(158,232)	—	(158,232)
Transactions with owners-contributed equity	—	—	—	—	—	—	—	794	794

Balance at December 31, 2014	$1,862,646	$196,815	$3,333,099	$51,667	$—	$(583)	$5,443,644	$160	$5,443,804

Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,699	$4,092	$—	$4,941,384	$580	$4,941,964
Net earnings	—	—	318,495	—	—	—	318,495	(808)	317,687
Other comprehensive loss	—	—	241,785	(10,864)	(3,792)	28	227,157	72	227,229

Total comprehensive income for the year	—	—	560,280	(10,864)	(3,792)	28	545,652	(736)	544,916

Share-based compensation	—	19,008	—	—	—	—	19,008	—	19,008
Share options exercised	3,164	(1,578)	—	—	—	—	1,586	—	1,586
Dividends	—	—	(158,177)	—	—	—	(158,177)	—	(158,177)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	—	—	—	97	97
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188	—

Balance at December 31, 2013	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31			(Revised - note 6)
($Cdn thousands)	Note	2014	2013
Operating activities
Net earnings		$183,413	$317,687
Adjustments for:
Depreciation and amortization		338,983	282,756
Deferred charges		61,869	48,041
Unrealized losses on derivatives		40,569	39,059
Share-based compensation	26	15,808	19,008
Loss on disposal of assets		44,762	6,766
Finance costs	21	77,122	62,121
Finance income		(7,402)	(6,967)
Share of loss from equity-accounted investees	13	17,141	14,107
Impairment charges	10, 12, 13	326,693	70,159
Other expense (income)	22	(622)	18,326
Discontinued operation	6	(127,243)	—
Income tax recovery	23	(175,268)	(117,230)
Interest received		5,935	6,089
Income taxes paid		(233,716)	(107,350)
Income taxes refunded		—	10,993
Other operating items	25	(87,862)	(139,526)

Net cash provided by continuing operations		480,182	524,039
Net cash provided by discontinued operation	6	—	5,845

Net cash provided by operations		480,182	529,884

Investing activities
Additions to property, plant and equipment	10	(480,108)	(645,651)
Acquisitions, net of cash	7	—	(133,924)
Repayment of debt acquired on acquisition of business	7	—	(118,068)
Decrease in short-term investments		—	49,535
Decrease (increase) in long-term receivables, investments and other		11,569	(6,373)
Proceeds from sale of property, plant and equipment		701	67

Net cash used in investing (continuing operations)		(467,838)	(854,414)
Net cash provided by investing (discontinued operation)	6	447,096	—

Net cash used in investing		(20,742)	(854,414)

Financing activities
Increase in debt	16	496,476	14,655
Decrease in debt	15, 16	(351,046)	(33,114)
Interest paid		(78,144)	(65,908)
Contributions from non-controlling interest		794	—
Proceeds from issuance of shares, stock option plan		6,228	2,475
Dividends paid		(158,200)	(158,165)

Net cash used in financing		(83,892)	(240,057)

Increase (decrease) in cash and cash equivalents net of bank overdraft, during the year		375,548	(564,587)
Exchange rate changes on foreign currency cash balances		3,126	2,997
Cash and cash equivalents, net of bank overdraft, beginning of year		187,909	749,499

Cash and cash equivalents, net of bank overdraft, end of year		$566,583	$187,909

Cash and cash equivalents is comprised of:
Cash		$86,664	$59,183
Cash equivalents		479,919	169,952

Cash and cash equivalents		$566,583	$229,135
Bank overdraft		—	(41,226)

Cash and cash equivalents and bank overdraft		$566,583	$187,909

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2014 and 2013

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2014 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2. Significant accounting policies

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 5, 2015.

B. Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C. Consolidation principles

i. Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments. Transaction costs arising on the issue of equity instruments are recognized directly in equity. Transaction costs that are directly related to the probable issuance of a security that is classified as a financial liability is deducted from the amount of the financial liability when it is initially recognized, or recognized in earnings when the issuance is no longer probable.

ii. Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii. Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates and joint ventures.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv. Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D. Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i. Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole or in part, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E. Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

F. Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months.

G. Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H. Property, plant and equipment

i. Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii. Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).

iii. Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 y ears

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv. Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v. Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

I. Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J. Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s consolidated statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term.

K. Finance income and finance costs

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, and changes in the fair value of non-derivative financial instruments. Interest income is recognized in earnings as it accrues, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and changes in the fair value of non-derivative financial instruments.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

Foreign currency gains and losses are reported on a net basis as part of finance costs.

L. Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M. Impairment

i. Non-derivative financial assets

Financial assets not classified as fair value through profit and loss are assessed at each reporting date to determine whether there is objective evidence of impairment. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in earnings, then the impairment loss is reversed through earnings, otherwise, it is reversed through other comprehensive income. Impairment losses on available-for-sale equity securities that are recognized in earnings are never reversed through earnings.

ii. Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N. Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i. Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii. Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P. Employee future benefits

i. Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii. Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii. Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv. Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v. Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q. Revenue recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion supply

In a conversion supply arrangement, Cameco is contractually obligated to provide converted uranium of acceptable origins to its customers. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided.

R. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

i. Non-derivative financial assets and financial liabilities

At initial recognition, Cameco classifies each of its financial assets and financial liabilities into one of the following categories:

Fair value through profit or loss

A financial asset or liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Cameco classifies a financial instrument as held-for-trading if it was acquired principally for the purpose of selling or repurchasing in the near term, or if it is part of a portfolio with evidence of a recent pattern of short-term profit taking. Directly attributable transaction costs are recognized in earnings as incurred. These financial assets and financial liabilities are measured at fair value, with any gains or losses on revaluation being recognized in earnings.

Held-to-maturity

Held-to-maturity investments are financial assets that an entity has the intention and ability to hold until maturity, provide fixed or determinable payments and contain a fixed maturity date. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are financial assets that provide fixed or determinable payments and are not quoted in an active market. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Available-for-sale assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories. These assets are measured at fair value plus any directly attributable transaction costs with any gains or losses on re-measurement recognized in other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the asset is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to earnings.

Other financial liabilities

This category consists of all non-derivative financial liabilities that do not meet the definition of held-for-trading liabilities, and that have not been designated as liabilities at fair value through profit or loss. These liabilities are initially recognized at fair value less any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method.

ii. Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Except for those designated as hedging instruments, all derivative financial instruments are recorded at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, changes in fair value are recognized in earnings.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. The Company does not have any instruments that have been designated as hedge transactions at December 31, 2014.

Separable embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives.

S. Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U. Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s Chief Executive Officer.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

W. Discontinued operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the consolidated statements of earnings.

3. Accounting standards

A. Changes in accounting policy

On January 1, 2014, Cameco adopted the following new standards and amendments to existing standards as issued by the IASB: IAS 32, Financial Instruments: Presentation (IAS 32), International Financial Reporting Interpretations Committee 21, Levies (IFRIC 21) and IAS 36, Impairment of Assets (IAS 36).

i. Financial assets and financial liabilities

Amendments to IAS 32 clarify matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. As Cameco does not have a practice of offsetting its financial instruments, the adoption of IAS 32 has had no effect on the financial reporting of Cameco.

ii. Levies

IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Cameco’s current accounting treatment for levies is consistent with the requirements of IFRIC 21, such that the adoption of IFRIC 21 has had no material impact on the financial reporting of Cameco.

iii. Disclosure of recoverable amounts

The amendments in IAS 36 reverse the unintended requirement in IFRS 13 to disclose the recoverable amount of every cash generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. As a result, the adoption of IAS 36 has had no effect on the financial reporting of Cameco.

B. New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. The following standards and amendments to existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2016, unless otherwise noted. Cameco does not intend to early adopt any of the following amendments to existing standards and does not expect the amendments to have a material impact on the financial statements, unless otherwise noted.

i. Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments are to be applied prospectively. The amendments clarify the factors to be considered in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate.

ii. Joint arrangements

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (IFRS 11). The amendments in IFRS 11 are to be applied prospectively. The amendments clarify the accounting for the acquisition of interests in joint operations and require the acquirer to apply the principles of business combinations accounting in IFRS 3, Business Combinations.

iii. Sale or contribution of assets

In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures. The amendments provide clarification on the recognition of gains or losses upon the sale or contribution of assets between an investor and its associate or joint venture.

iv. Noncurrent assets held for sale and discontinued operations

In September 2014, the IASB issued amendments to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (IFRS 5). The amendments are to be applied prospectively, with earlier application permitted. Assets are generally disposed of either through sale or through distribution to owners. The amendments to IFRS 5 clarify the application of IFRS 5 when changing from one of these disposal methods to the other.

v. Financial instruments disclosures

In September 2014, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7). The amendments in IFRS 7 are to be applied retrospectively, with earlier application permitted. The amendments to IFRS 7 clarify the disclosure required for any continuing involvement in a transferred asset that has been derecognized. The amendments also provide guidance on disclosures regarding the offsetting of financial assets and financial liabilities in interim financial reports.

vi. Interim financial reporting

In September 2014, the IASB issued amendments to IAS 34, Interim Financial Reporting (IAS 34). The amendments to IAS 34 are to be applied retrospectively, with earlier application permitted. The amendments provide additional guidance on interim disclosures and whether they are provided in the interim financial statements or incorporated by cross-reference between the interim financial statements and other financial disclosures.

vii. Revenue

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The extent of the impact of adoption of IFRS 15 has not yet been determined.

viii. Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

4. Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 10 – Property, plant and equipment

Note 11 – Goodwill and intangible assets

Note 13 – Equity-accounted investees

Note 26 – Share-based compensation plans

Note 28 – Financial instruments and risk management

5. Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A. Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets when there is an indication of possible impairment. Goodwill and intangible assets not yet available for use or with indefinite useful lives are tested for impairment annually. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B. Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C. Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.

D. Income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E. Commencement of production stage

Until a mining property is declared as being in the production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the production stage is a matter of judgment that impacts when capitalization of development costs ceases and depreciation of the mining property commences and is charged to earnings. Refer to note 2 (h)(ii) for further information on the criteria used to make this assessment.

F. Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

G. Purchase price allocations

The purchase price related to a business combination or asset acquisition is allocated to the underlying acquired assets and liabilities based on their estimated fair values at the time of acquisition. The determination of fair value requires Cameco to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Cameco’s reported assets and liabilities and future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

H. Determination of joint control

Cameco conducts certain operations through joint ownership interests. Judgment is required in assessing whether Cameco has joint control over the investee, which involves determining the relevant activities of the arrangement and whether decisions around relevant activities require unanimous consent. Judgment is also required to determine whether a joint arrangement should be classified as a joint venture or joint operation. Classifying the arrangement requires us to assess our rights and obligations arising from the arrangement. Specifically, management considers the structure of the joint arrangement and whether it is structured through a separate vehicle and when the arrangement is structured through a separate vehicle, we also consider the rights and obligations arising from the legal form of the separate vehicle, the terms of the contractual arrangements and other facts and circumstances, when relevant. This judgment influences whether we equity account or proportionately consolidate our interest in the arrangement.

6. Discontinued operation

On March 27, 2014, Cameco completed the sale of its 31.6% limited partnership interest in Bruce Power L.P. (BPLP) which operates the four Bruce B nuclear reactors in Ontario. The aggregate sale price for Cameco’s interest in BPLP and certain related entities was $450,000,000. The sale has been accounted for effective January 1, 2014. Cameco received net proceeds of approximately $447,096,000 and realized an after tax gain of $127,243,000 on this divestiture.

As a result of the transaction, Cameco presented the results of BPLP as a discontinued operation and revised its statement of earnings, statement of comprehensive income and statement of cash flows to reflect this change in presentation. Net earnings from this discontinued operation are as follows:

	2014	2013
Share of earnings from BPLP and related entities	$—	$112,793
Tax expense	—	27,472

	—	85,321
Gain on disposal of BPLP and related entities	144,912	—
Tax expense on disposal	17,669	—

	127,243	—

Net earnings from discontinued operation	$127,243	$85,321

7. Acquisitions

NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International and other shareholders, through the purchase of all the outstanding shares for cash consideration of $148,302,000 (US).

While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM have been consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Net assets acquired (USD)
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

An advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the year ended December 31, 2013.

8. Accounts receivable

	2014	2013
Trade receivables	$428,850	$391,749
Receivables due from related parties	—	13,400
HST/VAT receivables	19,523	15,344
Other receivables	6,629	10,882

Total	$455,002	$431,375

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding harmonized sales tax (HST)/value added tax (VAT) receivables is disclosed in note 28.

9. Inventories

	2014	2013
Uranium
Concentrate	$500,342	$550,305
Broken ore	21,289	4,572

	521,631	554,877
NUKEM	251,942	208,217
Fuel services	128,705	150,221

Total	$902,278	$913,315

Cameco expensed $1,698,000,000 of inventory as cost of sales during 2014 (2013 - $1,690,000,000). Included in cost of sales is a $4,300,000 net recovery, resulting from the reversal of previous NUKEM inventory write-downs to reflect net realizable value (2013 - $14,000,000 write-down).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 17). In some of the arrangements, NUKEM is also required to pledge the underlying inventory as security against these performance obligations. As of December 31, 2014, NUKEM had $64,687,000 (US) (2013 -$31,763,000 (US)) of inventory pledged as security under financing arrangements.

10. Property, plant and equipment

At December 31, 2014

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,971,894	$1,819,611	$97,220	$1,904,400	$1,072,242	$7,865,367
Additions	26,688	18,288	5,716	407,492	14,640	472,824
Transfers	143,639	152,564	17,171	(313,374)	—	—
Change in reclamation provision	228,223	—	—	—	—	228,223
Disposals (b)	(902)	(24,463)	(1,111)	(40,664)	(10,984)	(78,124)
Effect of movements in exchange rates	54,194	18,721	1,076	4,646	8,817	87,454

End of year	3,423,736	1,984,721	120,072	1,962,500	1,084,715	8,575,744

Accumulated depreciation and impairment
Beginning of year	1,491,681	1,019,529	81,216	70,159	161,789	2,824,374
Depreciation charge	185,238	111,980	23,574	94	161	321,047
Transfers	(4,190)	4,190	—	—	—	—
Disposals	(678)	(16,736)	(336)	—	(7,160)	(24,910)
Impairment charge (a)	66,084	38,968	—	21,368	—	126,420
Effect of movements in exchange rates	31,391	7,038	(353)	—	(284)	37,792

End of year	1,769,526	1,164,969	104,101	91,621	154,506	3,284,723

Net book value at December 31, 2014	$1,654,210	$819,752	$15,971	$1,870,879	$930,209	$5,291,021

At December 31, 2013

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,722,059	$1,663,769	$89,868	$1,679,571	$1,126,254	$7,281,521
Acquisitions [note 7]	—	1,070	—	—	—	1,070
Additions	54,899	18,299	485	528,547	9,131	611,361
Change in reclamation provision	1,958	—	—	—	—	1,958
Transfers	161,042	141,018	6,929	(308,989)	—	—
Disposals	(1,467)	(14,294)	(578)	—	(131)	(16,470)
Effect of movements in exchange rates	33,403	9,749	516	5,271	(63,012)	(14,073)

End of year	2,971,894	1,819,611	97,220	1,904,400	1,072,242	7,865,367

Accumulated depreciation and impairment
Beginning of year	1,305,639	918,829	71,903	—	168,000	2,464,371
Depreciation charge	169,561	105,101	9,531	—	258	284,451
Transfers	(185)	692	(507)	—	—	—
Disposals	(378)	(9,104)	(155)	—	—	(9,637)
Impairment charges (c)	28	344	—	70,159	7,160	77,691
Effect of movements in exchange rates	17,016	3,667	444	—	(13,629)	7,498

End of year	1,491,681	1,019,529	81,216	70,159	161,789	2,824,374

Net book value at December 31, 2013	$1,480,213	$800,082	$16,004	$1,834,241	$910,453	$5,040,993

Cameco has contractual capital commitments of approximately $99,000,000 at December 31, 2014. Certain of the contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contract. The majority of this amount is expected to be incurred in 2015.

(a) During 2014, Cameco recognized a $126,420,000 impairment charge relating to its Rabbit Lake operation in northern Saskatchewan, which is part of its uranium segment. Due to the deferral of various projects that were related to planned production over the remaining life of the Eagle Point mine, the Company concluded it was appropriate to recognize an impairment charge. The amount of the charge was determined as the excess of the carrying value over the recoverable amount. The recoverable amount of the mine was determined to be $28,570,000 based on a fair value less costs to sell model, which incorporated the future cash flows expected to be derived from the mine. It is categorized as a non-recurring level 3 fair value measurement.

The discount rate used in the fair value less costs to sell calculation was 8% and was determined based on a market participant’s incremental borrowing cost, adjusted for the marginal return that the participant would expect to use on an investment in the mine. The recoverable amount is not sensitive to changes in the discount rate. Other key assumptions include uranium price forecasts and operating and capital cost forecasts. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s expectation of prices that a market participant would use. Operating and capital cost forecasts have been determined based on management’s internal cost estimates. A $1/lb decrease in the uranium price assumption decreases the recoverable amount by $17,600,000.

(b) Due to extended low market conditions and continued efforts to reduce costs, certain projects were re-evaluated. As a result, the Company wrote off $40,664,000 of assets under construction on these projects.

(c) In 2013, Cameco recognized a $70,159,000 impairment charge relating to its agreement with Talvivaara Mining Company Plc. to purchase uranium produced at the Sotkamo nickel-zinc mine in Finland. The impairment charge represents the full amount of Cameco’s investment which was used to cover construction costs with the amount to be repaid through deliveries of uranium concentrate. The amount of the charge was determined as the excess of the carrying value over the fair value less costs to sell. Due to Talvivaara’s weak financial position and application to the Finnish government to undergo a corporate restructuring, as an unsecured creditor, Cameco determined the fair value less costs to sell to be nil and, as such, recognized an impairment charge for the full amount of the asset.

11. Goodwill and intangible assets

A. Reconciliation of carrying amount

At December 31, 2014

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$93,998	$93,102	$118,819	$9,298	$315,217
Effect of movements in exchange rates	8,528	8,447	—	843	17,818

End of year	102,526	101,549	118,819	10,141	333,035

Accumulated amortization
Beginning of year	—	82,960	36,940	1,286	121,186
Amortization charge	—	(1,438)	4,052	531	3,145
Effect of movements in exchange rates	—	7,456	—	146	7,602

End of year	—	88,978	40,992	1,963	131,933

Net book value at December 31, 2014	$102,526	$12,571	$77,827	$8,178	$201,102

At December 31, 2013

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$—	$—	$118,819	$8,697	$127,516
Additions [note 7]	87,460	86,627	—	—	174,087
Effect of movements in exchange rates	6,538	6,475	—	601	13,614

End of year	93,998	93,102	118,819	9,298	315,217

Accumulated amortization
Accumulated amortization	—	—	33,694	721	34,415
Amortization charge	—	79,609	3,246	494	83,349
Effect of movements in exchange rates	—	3,351	—	71	3,422

End of year	—	82,960	36,940	1,286	121,186

Net book value at December 31, 2013	$93,998	$10,142	$81,879	$8,012	$194,031

B. Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing (CFM), patents acquired with UFP Investments LLC (UFP) and purchase and sales contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The patents acquired with UFP are being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029. The NUKEM purchase and sales contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of products and services sold as inventory is sold. Sales contracts are amortized to revenue. The approximate amount of pre-tax earnings (in USD) relating to the amortization of the fair value allocated to the NUKEM contracts is as follows:

2015	2016	2017	2018	2019	2020	2021	2022	Total
$2,540	2,897	994	1,091	975	871	777	692	$10,837

C. Impairment test

For the purpose of impairment testing, goodwill is attributable to NUKEM, which is considered a CGU.

The recoverable amount of NUKEM was estimated based on a value in use calculation, which involved discounting the future cash flows expected to be generated from the continuing use of the CGU. The estimated recoverable amount of NUKEM exceeded its carrying amount by approximately $73,500,000 (US) and therefore no impairment loss was recognized.

Five years of cash flows were included in the discounted cash flow model. Any cash flows expected to be generated beyond the initial five-year period were extrapolated using a terminal value growth rate. The projected cash flows included in the calculation were based upon NUKEM’s approved financial forecasts and strategic plan, which incorporate NUKEM’s current contract portfolio as well as management’s expectations regarding future business activity. The key assumptions used in the estimation of the value in use were as follows:

2014
Discount rate (pre-tax)	12.8%
Discount rate (post-tax)	8.8%
Terminal value growth rate	2.4%

The discount rate was determined based on NUKEM’s internal weighted average cost of capital, adjusted for the marginal return a market participant would expect to earn on an investment in the entity. It represents a nominal, post-tax figure. The terminal value growth rate was determined based on management’s expected average annual long-term growth in the uranium industry. The rate represents a nominal figure and is consistent with forecast economic growth rates observed in the market.

Other key assumptions include uranium price forecasts and perpetual cash flows. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s experience and industry expertise. These prices are consistent with expected long-term prices observed in the market. Perpetual cash flows have been determined based on management’s expectation of future business activity.

Cameco has validated the results of the value in use calculation by performing sensitivity tests on its key assumptions. Holding all other variables constant, the decreases in recoverable amount created by marginal changes in each of the key assumptions are as follows:

	Change in assumption	Amount of decrease
Discount rate	1% increase	$31,215
Terminal value growth rate	1% decrease	25,642
Uranium prices	$1/lb decrease	5,829
Perpetual annual cash flow	$1 million (US) decrease	10,947

As a result of these tests, the Company believes that any reasonably possible changes in the key assumptions would not result in NUKEM’s carrying amount exceeding its recoverable amount.

12. Long-term receivables, investments and other

	2014	2013
Investments in equity securities [note 28]	$6,601	$22,805
Derivatives [note 28]	3,889	7,391
Advances receivable from JV Inkai LLP [note 33]	91,672	95,319
Investment tax credits	90,658	82,177
Amounts receivable related to tax dispute [note 23]	211,604	59,475
Other	29,197	24,156

	433,621	291,323
Less current portion	(10,341)	(3,775)

Net	$423,280	$287,548

During 2014, GoviEx Uranium (GoviEx) became listed on the Canadian Securities Exchange. With the availability of a quoted market price, Cameco determined that there was a significant decline in the fair value of its investment in GoviEx and as a result, an impairment charge of $16,658,000 was recorded.

13. Equity-accounted investees

	2014	2013
Interest in BPLP [note 6]	$—	$294,537
Interest in GE-Hitachi Global Laser Enrichment LLC (GLE)	—	185,162
Interests in other associates	3,230	7,104
Interests in other joint ventures	—	5,909

	$3,230	$492,712

Associates

i. GLE

Cameco owns a 24% interest in GLE and accounts for it under the equity method of accounting. During the year, a decision was made by the majority partner of GLE to significantly reduce funding of the project. As a result, Cameco recognized an impairment charge of $183,615,000, which represented the full amount of Cameco’s investment.

GLE primarily operates in North Carolina and is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium. The technology is unique to the industry, is inherently risky and the significant reduction of funding introduces a further level of risk to this project. Because the funding reduction significantly jeopardizes the viability of the project, Cameco determined the fair value less costs to sell to be nil and as such recognized an impairment charge for the full amount of the asset. Future contributions to the project will be reflected in net earnings.

The following table summarizes the financial information of GLE:

	2014	2013
Current assets	$—	$526
Non-current assets	—	206,107
Current liabilities	—	(5,280)

Net assets (100%)	$—	$201,353

Cameco’s share of net assets (24%)	$—	$48,325
Acquisition fair value and other adjustments	—	136,837

Carrying amount in the statement of financial position	$—	$185,162

Loss from operations and comprehensive loss	$(55,279)	$(54,477)

Cameco’s share of loss from operations and comprehensive loss (24%)	$(13,267)	$(13,074)

ii. Other associate

Cameco has one other associate. The following table summarizes the carrying amount and share of loss and other comprehensive income of this associate:

	2014	2013
Carrying amount of associate	$3,230	$7,104
Share of loss from operations and comprehensive loss	$(3,874)	$(1,033)

At December 31, 2014, the quoted value of the Company’s share in this associate that has shares listed on a recognized stock exchange was $14,256,000 (2013 - $19,758,000).

14. Accounts payable and accrued liabilities

	2014	2013
Trade payables	$183,120	$346,390
Non-trade payables	114,174	72,857
Payables due to related parties	18,964	18,694

Total	$316,258	$437,941

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 28.

15. Short-term debt

	2014	2013
Promissory note payable	$—	$10,601
Commercial paper	—	24,974
NUKEM short-term loans	—	14,655

Total	$—	$50,230

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. No balance was outstanding under this promissory note at December 31, 2014. At December 31, 2013, $9,967,000 (US) of principal was outstanding.

Cameco borrows directly in the commercial paper market. At December 31, 2014, there was no commercial paper outstanding (2013 - $24,974,000).

JV Inkai LLP (Inkai) has a $20,000,000 (US) revolving credit facility that is available until August 11, 2015. While Cameco’s share of this facility is $12,000,000 (US), it acts as a guarantor for the full amount of the facility. No balance was outstanding under this facility at December 31, 2014 or December 31, 2013.

NUKEM has a multicurrency revolving loan facility that is available until February 15, 2018. Total funds of €100,000,000 are available under the facility, which can be drawn in either Euros or US dollars in the form of bank overdrafts, letters of credit, short-term loans or foreign exchange facilities. Any amounts drawn in Euros bear interest at a rate equal to the comparable EURIBOR on the draw date plus 0.9%, while amounts drawn in US dollars bear interest at a rate equal to the comparable LIBOR on the draw date plus 1.3%.

As of December 31, 2014, there were no amounts withdrawn against the facility. At December 31, 2013 NUKEM had drawn a total of €38,130,000 on the facility, of which €28,130,000 was drawn in the form of bank overdrafts and €10,000,000 in the form of short-term loans. As of December 31, 2014, NUKEM has $356,000 (US) in letters of credit outstanding against the facility in support of performance obligations under outstanding delivery contracts (2013 - $693,000 (US)).

The terms of the facility contain a financial covenant that requires NUKEM to maintain a minimum working capital to debt ratio of 1.35. The facility also stipulates Cameco as a guarantor for NUKEM’s withdrawals and requires the Company to maintain a credit rating of at least BBB-. Failure to comply with these covenants could result in cancellation of the facility and accelerated payment of any outstanding amounts. As of December 31, 2014, NUKEM and Cameco were in compliance with the covenants and the Company does not expect its operating and investing activities in 2015 to be constrained by them.

16. Long-term debt

	2014	2013
Unsecured debentures
Series C - 4.70% debentures redeemed July 16, 2014	$—	$299,537
Series D - 5.67% debentures due September 2, 2019	497,465	497,003
Series E - 3.75% debentures due November 14, 2022	397,857	397,626
Series F - 5.09% debentures due November 14, 2042	99,230	99,217
Series G - 4.19% debentures due June 24, 2024	496,646	—

Total	$1,491,198	$1,293,383

On June 24, 2014, Cameco issued $500,000,000 of Series G debentures and announced the early redemption of the outstanding Series C debentures. The Series G debentures bear interest at a rate of 4.19% per annum. The net proceeds of the issue after deducting expenses were approximately $496,400,000. The debentures mature on June 24, 2024 and are being amortized at an effective interest rate of 4.28%. The $300,000,000 principal amount of the Series C debentures was redeemed on July 16, 2014. The company incurred total charges of $12,135,000 in relation to the early redemption of these debentures (note 21).

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2018. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by increments no less than $50,000,000, to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2014, there were no amounts outstanding under this facility.

Cameco has $1,068,420,000 (2013—$824,745,000) in letter of credit facilities. Outstanding and committed letters of credit at December 31, 2014 amounted to $950,716,000 (2013—$798,774,000), the majority of which relate to future decommissioning and reclamation liabilities (note 18).

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2014, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2015 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2015	2016	2017	2018	2019	Thereafter	Total
$—	—	—	—	497,465	993,733	$1,491,198

17. Other liabilities

	2014	2013
Deferred sales	$123,298	$55,126
Derivatives [note 28]	67,916	30,923
Accrued pension and post-retirement benefit liability [note 27]	61,670	45,931
Other	7,033	8,085

	259,917	140,065
Less current portion	(87,883)	(60,685)

Net	$172,034	$79,380

Deferred sales includes $92,299,000 (US) (2013—$36,725,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (note 9).

18. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$573,942	$16,971	$590,913
Changes in estimates and discount rates	227,206	2,574	229,780
Provisions used during the period	(13,746)	(1,679)	(15,425)
Unwinding of discount	20,242	429	20,671
Impact of foreign exchange	20,371	—	20,371

End of year	$828,015	$18,295	$846,310

Current	$18,703	$1,672	$20,375
Non-current	809,312	16,623	825,935

	$828,015	$18,295	$846,310

A. Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its existing operating assets to be $874,314,000 (2013—$823,493,000). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2021. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $910,902,000 (2013—$767,635,000) in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2014	2013
Uranium	$682,769	$468,546
Fuel Services	145,246	105,396

Total	$828,015	$573,942

B. Waste disposal

The Fuel Services division consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total future costs related to existing waste disposal to be $18,100,000 (2013—$18,250,000). These outflows are expected to occur within the next eight years.

19. Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, and

•	One Class B share

A. Common shares

Number issued (number of shares)	2014	2013
Beginning of year	395,477,230	395,350,394
Issued:
Stock option plan [note 26]	315,292	126,836

Total	395,792,522	395,477,230

All issued shares are fully paid.

B. Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C. Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2014, the dividend declared per share was $0.40 (December 31, 2013—$0.40).

20. Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:

	2014	2013
Wages and salaries	$353,254	$353,772
Statutory and company benefits	66,456	62,287
Equity-settled share-based compensation [note 26]	21,048	24,289
Expenses related to defined benefit plans [note 27]	7,605	4,103
Contributions to defined contribution plans [note 27]	17,274	16,441
Cash-settled share-based compensation [note 26]	(1,616)	1,272

Total	$464,021	$462,164

21. Finance costs

	2014	2013
Interest on long-term debt	$67,614	$66,273
Unwinding of discount on provisions	20,671	16,391
Other charges	6,531	6,286
Loss on redemption of Series C debentures [note 16]	12,135	—
Foreign exchange gains	(34,731)	(27,378)
Interest on short-term debt	4,902	549

Total	$77,122	$62,121

No borrowing costs were determined to be eligible for capitalization during the year.

22. Other income (expense)

	2014	2013
Contract settlement	$65,557	$—
Contract termination fee	(18,304)	—
Loss on sale of investments	—	(14,952)
Other	3,338	(3,374)

Total	$50,591	$(18,326)

During the year, Cameco recorded an early termination fee of $18,304,000, incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd., which was to expire in 2016.

In addition, Cameco recorded a gain with respect to a long-term supply contract with one of its utility customers. The $65,557,000 reflected as income from contract settlement relates to deliveries that the customer refused to take in the years 2012 through 2017. This represents the full amount to be received in relation to this contract dispute.

23. Income taxes

A. Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31
	2014	2013	2014	2013
Assets
Inventories	$—	$(3,250)	$—	$—
Provision for reclamation	75,732	9,084	251,045	174,708
Foreign exploration and development	(807)	(2,711)	6,103	6,910
Income tax losses	136,294	73,412	335,856	199,412
Defined benefit plan actuarial losses	—	—	5,813	8,807
Long-term investments and other	1,424	8,672	67,060	59,628

Deferred tax assets	212,643	85,207	665,877	449,465

Liabilities
Property, plant and equipment	(1,334)	(42,994)	182,841	184,930
Inventories	(15,719)	(15,825)	20,590	37,139
Other	(3,102)	(24,918)	—	3,102

Deferred tax liabilities	(20,155)	(83,737)	203,431	225,171

Net deferred tax asset	$232,798	$168,944	$462,446	$224,294

Deferred tax allocated as	2014	2013
Deferred tax assets	$486,328	$266,203
Deferred tax liabilities	(23,882)	(41,909)

Net deferred tax asset	$462,446	$224,294

Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

B. Movement in net deferred tax assets and liabilities

	2014	2013
Net deferred tax asset at beginning of year	$224,294	$188,143
Deferred tax liability on acquisition of NUKEM	—	(52,964)
Recovery for the year in net earnings	246,558	185,830
Expense on discontinued operations	(13,761)	(16,886)
Recovery (expense) for the year in other comprehensive income	3,171	(79,427)
Foreign exchange adjustments	2,184	(402)

End of year	$462,446	$224,294

C. Significant components of unrecognized deferred tax assets

	2014	2013
Income tax losses	$130,300	$72,656
Property, plant and equipment	1,404	54,759
Long-term investments and other	85,927	12,539

Total	$217,631	$139,954

D. Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2014	2013
Earnings from continuing operations before income taxes and non-controlling interest	$(119,098)	$115,136
Combined federal and provincial tax rate	26.9%	26.9%

Computed income tax expense	(32,037)	30,972
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(225,368)	(200,877)
Change in unrecognized deferred tax assets	76,009	11,297
Other taxes	3,430	3,332
Share-based compensation plans	2,094	3,580
Change in tax provision related to transfer pricing	12,000	10,000
Non-deductible (non-taxable) capital amounts	(8,108)	18,328
Other permanent differences	(3,288)	6,138

Income tax recovery	$(175,268)	$(117,230)

E. Reassessments

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2009, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $2,795,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2009 in the amount of $229,300,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply and including the $2,795,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $6,600,000,000 for the years 2003 through 2014, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,900,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2009. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,450,000,000 and $1,500,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting 50% of the cash taxes and transfer pricing penalties (between $725,000,000 and $750,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $211,604,000 already paid as at December 31, 2014 (December 31, 2013—$59,475,000) (note 12).

The case on the 2003 reassessment is expected to go to trial in 2016. If this timing is adhered to, we expect to have a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $85,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

F. Earnings and income taxes by jurisdiction

	2014	2013
Earnings (loss) from continuing operations before income taxes
Canada	$(840,705)	$(715,361)
Foreign	721,607	830,497

	$(119,098)	$115,136

Current income taxes
Canada	$(2,944)	$3,087
Foreign	74,234	65,513

	$71,290	$68,600

Deferred income tax recovery
Canada	$(209,255)	$(150,474)
Foreign	(37,303)	(35,356)

	$(246,558)	$(185,830)

Income tax recovery	$(175,268)	$(117,230)

G. Income tax losses

At December 31, 2014, income tax losses carried forward of $1,632,194,000 (2013—$968,347,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2019	$—	$—	$4,686	$4,686
2020	—	—	2,637	2,637
2029	—	23,839	—	23,839
2030	—	1,393	—	1,393
2031	94,257	20,332	—	114,589
2032	213,871	20,065	—	233,936
2033	252,781	34,206	—	286,987
2034	300,182	24,029	—	324,211
No expiry	—	—	639,916	639,916

	$861,091	$123,864	$647,239	$1,632,194

Included in the table above is $434,051,000 (2013 - $244,845,000) of temporary differences related to loss carry forwards where no future benefit is realized.

H. Other comprehensive income

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the year ended December 31, 2014

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability	$(10,930)	$2,978	$(7,952)
Exchange differences on translation of foreign operations	58,890	—	58,890
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(400)	100	(300)
Unrealized losses on available-for-sale assets	(707)	94	(613)
Losses on available-for-sale assets transferred to net earnings	3	(1)	2

	$46,856	$3,171	$50,027

For the year ended December 31, 2013

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability	$2,585	$(715)	$1,870
Remeasurements of defined benefit liability—discontinued operation	319,887	(79,972)	239,915
Exchange differences on translation of foreign operations	(10,792)	—	(10,792)
Gains on derivatives designated as cash flow hedges—discontinued operation	253	(63)	190
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(5,309)	1,327	(3,982)
Unrealized gains on available-for-sale assets	32	(4)	28

	$306,656	$(79,427)	$227,229

24. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2014 was 395,740,117 (2013—395,427,548).

	2014	2013
Basic earnings per share computation
Net earnings attributable to equity holders	$185,234	$318,495
Weighted average common shares outstanding	395,740	395,428

Basic earnings per common share	$0.47	$0.81

Diluted earnings per share computation
Net earnings attributable to equity holders	$185,234	$318,495
Weighted average common shares outstanding	395,740	395,428
Dilutive effect of stock options	315	126

Weighted average common shares outstanding, assuming dilution	396,055	395,554

Diluted earnings per common share	$0.47	$0.81

25. Statements of cash flows

	2014	2013
Changes in non-cash working capital:
Accounts receivable	$(18,063)	$26,972
Inventories	12,690	(107,221)
Supplies and prepaid expenses	50,522	(60,738)
Accounts payable and accrued liabilities	(141,905)	(21,999)
Reclamation payments	(15,425)	(10,051)
Amortization of purchase price allocation [note 7]	23,339	38,181
Other	980	(4,670)

Other operating items	$(87,862)	$(139,526)

26. Share-based compensation plans

The Company has the following equity-settled plans:

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,079 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2014	2013
Beginning of year	9,817,443	9,517,840
Options granted	765,146	1,840,932
Options forfeited	(218,102)	(587,653)
Options expired	(1,696,189)	(826,840)
Options exercised [note 19]	(315,292)	(126,836)

End of year	8,353,006	9,817,443

Exercisable	5,819,252	6,279,629

Weighted average exercise prices were as follows:

	2014	2013
Beginning of year	$29.95	$31.20
Options granted	26.81	22.00
Options forfeited	30.69	31.61
Options expired	38.93	27.04
Options exercised	19.75	19.52

End of year	$28.22	$29.95

Exercisable	$30.39	$33.30

Total options outstanding and exercisable at December 31, 2014 were as follows:

		Options outstanding		Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$19.37 - 34.99	5,987,570	5.1	$23.20	3,453,816	$23.17
$35.00 - 54.38	2,365,436	2.5	40.93	2,365,436	40.93

	8,353,006			5,819,252

The foregoing options have expiry dates ranging from March 29, 2015 to March 2, 2022.

Non-vested stock option transactions for the respective years were as follows:

(Number of options)	2014	2013
Beginning of year	3,537,814	3,553,639
Options granted	765,146	1,840,932
Options forfeited	(58,686)	(200,546)
Options vested	(1,710,520)	(1,656,211)

End of year	2,533,754	3,537,814

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one

Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2014, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 620,654 (2013 - 559,401).

C. Restricted share unit (RSU)

In 2011, the Company established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. In 2014, Cameco expanded the scope of the RSU plan to include additional employees of the Company. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of December 31, 2014, the total number of RSUs held by the participants was 246,394 (2013 - 70,000).

D. Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2014, there were 3,704 participants in the plan (2013 - 3,718). The total number of shares purchased in 2014 with Company contributions was 280,765 (2013 - 278,349). In 2014, the Company’s contributions totalled $5,240,000 (2013 - $5,281,000).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:

	2014	2013
Stock option plan	$7,802	$13,322
Performance share unit plan	5,199	5,092
Restricted share unit plan	2,807	594
Employee share ownership plan	5,240	5,281

End of year	$21,048	$24,289

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	RSUs	PSUs
Number of options granted	765,146	260,583	230,200
Average strike price	$26.81	$27.21	—
Expected dividend	$0.40	—	—
Expected volatility	33%	—	33%
Risk-free interest rate	1.5%	—	1.2%
Expected life of option	4.4 years	—	3 years
Expected forfeitures	8%	5%	5%
Weighted average grant date fair values	$6.79	$27.21	$27.25

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A. Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2014, the total number of DSUs held by participating directors was 542,391 (2013 - 523,855).

B. Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2014, the number of options held by participating employees was 223,053 (2013 - 239,885) with exercise prices ranging from $19.37 to $46.88 per share (2013 - $19.37 to $46.88) and a weighted average exercise price of $28.81 (2013 - $31.22).

Cameco has recognized the following expenses under its cash-settled plans:

	2014	2013
Deferred share unit plan	$(1,493)	$1,192
Phantom stock option plan	(123)	80

	$(1,616)	$1,272

At December 31, 2014, a liability of $10,675,000 (2013 - $12,112,000) was included in the consolidated statements of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of the phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values of the phantom stock option plan at the grant and reporting dates were as follows:

	Grant date March 3, 2014	Reporting date December 31, 2014
Number of units	52,270	223,053
Average strike price	$26.81	$28.81
Expected dividend	$0.40	$0.40
Expected volatility	32%	32%
Risk-free interest rate	1.5%	1.1%
Expected life of option	3.5 years	3.3 years
Expected forfeitures	8%	8%
Weighted average measurement date fair values	$5.10	$2.01

27. Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is also a defined benefit plan.

Under the supplemental executive pension plan, Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. In 2013, there was a plan amendment wherein Cameco’s funding to the supplemental plan was replaced by a letter of credit held by the plan’s trustee. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation will be required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependants. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $537,000 in contributions and letter of credit fees to its defined benefit plans in 2015.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuations for funding purposes on the registered defined benefit pension plans is January 1, 2012. The next planned effective date for valuations is January 1, 2015.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2014	2013	2014	2013
Fair value of plan assets, beginning of year	$15,402	$20,167	$—	$—
Interest income on plan assets	717	791	—	—
Return on assets excluding interest income	188	(640)	—	—
Employer contributions	10	123	—	—
Benefits paid	(5,420)	(5,024)	—	—
Administrative costs paid	(20)	(15)

Fair value of plan assets, end of year	$10,877	$15,402	$—	$—

Defined benefit obligation, beginning of year	$44,386	$37,497	$16,947	$15,317
Acquisition [note 7]	—	11,560	—	—
Current service cost	2,203	1,809	960	1,016
Interest cost	1,940	1,926	825	733
Actuarial loss (gain) arising from:
- demographic assumptions	971	1,752	106	558
- financial assumptions	5,992	(3,705)	2,037	(1,474)
- experience adjustment	2,192	(1,827)	(180)	1,471
Past service cost	2,374	(605)	—	—
Benefits paid	(6,674)	(5,558)	(588)	(674)
Foreign exchange	(944)	1,537	—	—

Defined benefit obligation, end of year	$52,440	$44,386	$20,107	$16,947

Defined benefit liability [note 17]	$(41,563)	$(28,984)	$(20,107)	$(16,947)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2014	2013
Asset category (a)
Canadian equity securities	7%	8%
Global equity securities	13%	15%
Canadian fixed income	21%	21%
Other (b)	59%	56%

Total	100%	100%

(a)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2014 and 2013 respectively.

(b)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration:

	Pension benefit plans		Other benefit plans
	2014	2013	2014	2013
Current service cost	$2,203	$1,809	$960	$1,016
Net interest cost	1,223	1,135	825	733
Past service cost	2,374	(605)	—	—
Administration cost	20	15	—	—

Defined benefit expense [note 20]	5,820	2,354	1,785	1,749
Defined contribution pension expense [note 20]	17,274	16,441	—	—

Net pension and other benefit expense	$23,094	$18,795	$1,785	$1,749

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2014	2013	2014	2013
Actuarial loss (gain)	$9,155	$(3,780)	$1,963	$555
Return on plan assets excluding interest income	(188)	640	—	—

	$8,967	$(3,140)	$1,963	$555

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2014	2013	2014	2013
Discount rate—obligation	3.4%	4.4%	3.9%	4.8%
Discount rate—expense	4.4%	3.8%	4.8%	4.0%
Rate of compensation increase	3.0%	3.3%	—	—
Initial health care cost trend rate	—	—	7.0%	7.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2018	2018
Dental care cost trend rate	—	—	5.0%	5.0%

At December 31, 2014, the weighted average duration of the defined benefit obligation for the pension plans was 20.3 years (2013—16.6 years) and for the other benefit plans was 14.0 years (2013—13.2 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(6,708)	$8,848	$(2,124)	$2,610
Rate of compensation increase	2,889	(2,589)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2014. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $1,183,000.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.

28. Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A. Commodity price risk

As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals and geopolitical events.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

Cameco does not hold any significant financial instruments that expose the Company to material commodity price risk as of the reporting date.

B. Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

	Currency	Carrying value (Cdn)	Gain (loss)
Cash and cash equivalents	EUR	$13,537	$677
Cash and cash equivalents	USD	46,958	2,348
Accounts receivable	USD	346,331	17,317
Accounts receivable	EUR	14,798	740
Long-term receivables, investments and other	USD	91,672	4,584
Accounts payable and accrued liabilities	USD	(97,508)	(4,875)
Accounts payable and accrued liabilities	GBP	(18,999)	(950)
Net foreign currency derivatives	USD	(67,005)	(104,479)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2014 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C. Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2014, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 80% (2013—84%).

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $300,000,000 of the Series D senior unsecured debentures were swapped for variable rate payments. The swaps terminate on September 2, 2019. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 3.7% and receives fixed interest payments of 5.67%. To mitigate this risk, Cameco entered into interest rate cap arrangements, effective March 18, 2013, whereby the three-month Canada Dealer Offered Rate was capped at 5.0% such that total variable payments will not exceed, on average, 8.7%. At December 31, 2014, the fair value of Cameco’s interest rate swaps and caps was $2,978,000 (2013—$3,616,000).

Cameco is also exposed to interest rate risk on its loan facility with Inkai and on NUKEM’s multicurrency revolving loan facility due to the variable nature of the interest rates contained in the terms therein.

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on variable rate financial instruments to be as follows:

Gain (loss)
Interest rate contracts	$(4,028)
Advances receivable from Inkai	867

No amounts were withdrawn against NUKEM’s revolving loan facility as of December 31, 2014.

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment.

Cameco manages the risk of non-payment by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions.

The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	2014	2013
Cash and cash equivalents	$566,583	$229,135
Accounts receivable	435,479	416,031
Advances receivable from Inkai [note 33]	91,672	95,319
Derivative assets	3,889	7,391

At December 31, 2014, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high. All accounts receivable at the reporting date are neither past due nor impaired.

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2014:

	Total amount	Outstanding and committed	Amount available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facility	1,068,420	950,716	117,704
Inkai revolving credit facility (Cameco’s share)	13,921	—	13,921
NUKEM multicurrency revolving loan facility	140,380	413	139,967

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

	Carrying amount	Contractual cash flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Accounts payable and accrued liabilities	$316,258	$316,258	$316,258	$—	$—	$—
Long-term debt	1,491,198	1,500,000	—	—	500,000	1,000,000
Foreign currency contracts	67,916	67,916	53,873	14,043	—	—

Total contractual repayments	$1,875,372	$1,884,174	$370,131	$14,043	$500,000	$1,000,000

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Total interest payments on long-term debt	$613,770	$69,390	$138,780	$138,780	$266,820

Measurement of fair values

A. Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

As at December 31, 2014

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$566,583	$—	$—	$566,583
Accounts receivable [note 8]	—	455,002	—	—	455,002
Derivative assets [note 12]
Foreign currency contracts	911	—	—	—	911
Interest rate contracts	2,978	—	—	—	2,978
Investments in equity securities [note 12]	—	—	6,601	—	6,601
Advances receivable from Inkai [note 33]	—	91,672	—	—	91,672

	3,889	1,113,257	6,601	—	1,123,747

Financial liabilities
Accounts payable and accrued liabilities [note 14]	—	—	—	316,258	316,258
Derivative liabilities [note 17]
Foreign currency contracts	67,916	—	—	—	67,916
Long-term debt [note 16]	—	—	—	1,491,198	1,491,198

	67,916	—	—	1,807,456	1,875,372

Net	$(64,027)	$1,113,257	$6,601	$(1,807,456)	$(751,625)

As at December 31, 2013

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$229,135	$—	$—	$229,135
Accounts receivable [note 8]	—	431,375	—	—	431,375
Derivative assets [note 12]
Foreign currency contracts	3,775	—	—	—	3,775
Interest rate contracts	3,616	—	—	—	3,616
Investments in equity securities [note 12]	—	—	22,805	—	22,805
Advances receivable from Inkai [note 33]	—	95,319	—	—	95,319

	7,391	755,829	22,805	—	786,025

Financial liabilities
Bank overdraft	41,226	—	—	—	41,226
Accounts payable and accrued liabilities [note 14]	—	—	—	437,941	437,941
Short-term debt [note 15]
Commercial paper	—	—	—	24,974	24,974
Promissory note	—	—	—	10,601	10,601
NUKEM short-term loan	—	—	—	14,655	14,655
Derivative liabilities [note 17]
Foreign currency contracts	30,907	—	—	—	30,907
Share purchase options	16	—	—	—	16
Long-term debt [note 16]	—	—	—	1,293,383	1,293,383

	72,149	—	—	1,781,554	1,853,703

Net	$(64,758)	$755,829	$22,805	$(1,781,554)	$(1,067,678)

Cameco does not have any financial instruments classified as held-for-trading, or held-to-maturity as of the reporting date.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at December 31, 2014

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 12]
Foreign currency contracts	$911	$—	$911	$911
Interest rate contracts	2,978	—	2,978	2,978
Investments in equity securities [note 12]	6,601	6,601	—	6,601
Derivative liabilities [note 17]
Foreign currency contracts	(67,916)	—	(67,916)	(67,916)

Net	$(57,426)	$6,601	$(64,027)	$(57,426)

As at December 31, 2013

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 12]
Foreign currency contracts	$3,775	$—	$3,775	$3,775
Interest rate contracts	3,616	—	3,616	3,616
Derivative liabilities [note 17]
Foreign currency contracts	(30,907)	—	(30,907)	(30,907)
Share purchase options	(16)	(16)	—	(16)

Net	$(23,532)	$(16)	$(23,516)	$(23,532)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments and material investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

Cameco previously measured its investment in GoviEx at cost due to the unavailability of a quoted price in an active market. GoviEx is now listed on the Canadian Securities Exchange and as a result the Company has measured its investment at fair value as of the reporting date.

C. Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s short-term debt (commercial paper and promissory notes) and long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	2014	2013
Non-hedge derivatives:
Foreign currency contracts	$(67,005)	$(27,132)
Interest rate contracts	2,978	3,616
Share purchase options	—	(16)

Net	$(64,027)	$(23,532)

Classification:
Current portion of long-term receivables, investmentsand other [note 12]	$500	$3,775
Long-term receivables, investments and other [note 12]	3,389	3,616
Current portion of other liabilities [note 17]	(53,873)	(30,923)
Other liabilities [note 17]	(14,043)	—

Net	$(64,027)	$(23,532)

The following table summarizes the different components of the losses on derivatives included in net earnings:

	2014	2013
Non-hedge derivatives:
Foreign currency contracts	$(126,069)	$(62,578)
Interest rate contracts	4,893	624
Share purchase options	16	(16)

Net	$(121,160)	$(61,970)

29. Capital management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital in 2014 remained unchanged from the prior comparative period.

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

The capital structure at December 31 was as follows:

	2014	2013
Bank overdraft	$—	$41,226
Long-term debt [note 16]	1,491,198	1,293,383
Short-term debt [note 15]	—	50,230
Cash and cash equivalents	(566,583)	(229,135)

Net debt	924,615	1,155,704

Non-controlling interest	160	1,129
Shareholders’ equity	5,443,644	5,348,265

Total equity	5,443,804	5,349,394

Total capital	$6,368,419	$6,505,098

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees and set minimum levels for net worth. As of December 31, 2014, Cameco met these requirements.

The terms of NUKEM’s revolving loan facility contain a financial covenant that places restrictions on total debt and working capital balances. The facility also requires Cameco, as guarantor, to maintain a minimum credit rating. As of December 31, 2014 the Company is in compliance with all requirements under this facility.

30.	Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

A. Business segments

For the year ended December 31, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,777,180	$306,235	$349,245	$(35,128)	$2,397,532
Expenses
Cost of products and services sold	902,813	237,872	319,369	(39,286)	1,420,768
Depreciation and amortization	272,632	30,038	7,584	28,729	338,983

Cost of sales	1,175,445	267,910	326,953	(10,557)	1,759,751

Gross profit (loss)	601,735	38,325	22,292	(24,571)	637,781
Administration	—	—	16,591	159,794	176,385
Impairment charges	143,078	183,615	—	—	326,693
Exploration	46,565	—	—	—	46,565
Research and development	—	—	—	5,044	5,044
Loss (gain) on disposal of assets	32,959	11,808	(5)	—	44,762
Finance costs	—	—	3,769	73,353	77,122
Losses on derivatives	—	—	1,799	119,361	121,160
Finance income	—	—	(14)	(7,388)	(7,402)
Share of loss from equity-accounted investees	3,874	13,267	—	—	17,141
Other expense (income)	(68,626)	18,035	—	—	(50,591)

Earnings (loss) before income taxes	443,885	(188,400)	152	(374,735)	(119,098)
Income tax recovery					(175,268)

Net earnings from continuing operations					$56,170

Capital expenditures for the year	$466,332	$13,776	$—	$—	$480,108

For the year ended December 31, 2013

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,632,508	$319,157	$464,592	$22,466	$2,438,723
Expenses
Cost of products and services sold	869,137	240,746	419,771	19,584	1,549,238
Depreciation and amortization	212,881	26,241	25,459	18,175	282,756

Cost of sales	1,082,018	266,987	445,230	37,759	1,831,994

Gross profit (loss)	550,490	52,170	19,362	(15,293)	606,729
Administration	—	—	15,240	169,736	184,976
Impairment charge	70,159	—	—	—	70,159
Exploration	72,833	—	—	—	72,833
Research and development	—	—	—	7,302	7,302
Loss on disposal of assets	6,766	—	—	—	6,766
Finance costs	—	—	7,936	54,185	62,121
Losses (gains) on derivatives	—	—	(10,215)	72,185	61,970
Finance income	—	—	(69)	(6,898)	(6,967)
Share of loss from equity-accounted investees	1,033	13,074	—	—	14,107
Other expense	16,587	—	—	1,739	18,326

Earnings (loss) before income taxes	383,112	39,096	6,470	(313,542)	115,136

Income tax recovery					(117,230)
Net earnings from continuing operations					$232,366

Capital expenditures for the year	$635,152	$10,499	$133,924	$—	$779,575

B. Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2014	2013
Canada	$308,327	$230,505
Germany	174,622	232,296
United States	1,914,583	1,975,922

	$2,397,532	$2,438,723

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2014	2013
Canada	$4,048,009	$3,868,871
United States	409,495	371,705
Germany	116,106	105,293
Australia	643,986	645,952
Other	274,527	243,203

	$5,492,123	$5,235,024

31. Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2014	2013
Subsidiaries:
Cameco Bruce Holdings Inc.	Canada	—	100%
Cameco Bruce Holdings II Inc.	Canada	—	100%
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
Urtek LLC	US	73%	73%
NUKEM Investments GmbH	Germany	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Associates
GE-Hitachi Global Laser Enrichment LLC	US	24.00%	24.00%
UEX Corporation	Canada	21.28%	21.95%

32. Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. The participants in the Inkai joint operation purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Principle place of business	Ownership	2014	2013
Total assets
McArthur River	Canada	69.81%	$1,074,501	$1,034,095
Key Lake	Canada	83.33%	645,186	626,090
Cigar Lake	Canada	50.03%	1,617,101	1,370,476
Inkai	Kazakhstan	60.00%	359,554	323,404

			$3,696,342	$3,354,065

Total liabilities
McArthur River		69.81%	$54,170	$51,094
Key Lake		83.33%	181,443	149,263
Cigar Lake		50.03%	52,580	55,718
Inkai		60.00%	171,198	170,134

			$459,391	$426,209

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. Cameco eliminates the loan balances recorded by Inkai and records advances receivable (notes 12 and 33) representing its 40% ownership interest.

33. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 27). Senior management and directors also participate in the Company’s share-based compensation plans (note 26).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2014	2013
Short-term employee benefits	$19,922	$21,276
Post-employment benefits	8,395	4,415
Share-based compensation (a)	11,306	11,864

	$39,623	$37,555

(a)	Excludes deferred share units held by directors (see note 26).

Other related party transactions

	Transaction value year ended		Balance outstanding as at
	2014	2013	2014	2013
Joint arrangements
Interest income (Inkai)(a)	$2,038	$2,053	$91,672	$95,319
Associates
Interest expense	(5)	(220)	—	(10,647)

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limits of the loan facilities are $244,650,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At December 31, 2014, $197,551,000 (US) of principal and interest was outstanding (2013 - $224,047,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. No balance was outstanding under this promissory note at December 31, 2014. At December 31, 2013, $10,010,000 (US) of principal and interest was outstanding.

34. Subsequent event

On January 21, 2015, Cameco received a Notice of Proposed Assessment (NOPA) from the United States Internal Revenue Service (IRS) pertaining to its 2009 taxation year. A NOPA is used by the IRS to communicate a proposed adjustment to income and is subject to negotiation and change; it is not the final tax assessment. The NOPA provides the basis for the IRS to issue a Revenue Agent Report (RAR), which lists the proposed adjustments and calculates tax and any penalties owing based on the proposed adjustments. We currently anticipate receiving a final RAR in the first quarter of 2015.

The NOPA we received is focused on the transfer pricing used for certain intercompany transactions within our corporate structure. The IRS has proposed that a portion of the non-US income reported under our corporate structure and taxed in non-US jurisdictions should be recognized and taxed in the US. We believe that the conclusions of the IRS in the NOPA are incorrect and are contesting them. We believe that the ultimate resolution of this matter will not be material to our financial position, results of operations and cash flows in the year(s) of resolution.